Filed by APA Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Callon Petroleum Company

Commission File No. 001-14039

Date: January 4, 2024

The below is a transcript of the Conference Call held by APA Corporation and Callon Petroleum Company on January 4, 2024 to discuss APA Corporation’s proposed acquisition of Callon Petroleum Company.

Joint Conference Call to Discuss APA Corporation’s Acquisition of Callon Petroleum Company

January 4, 2024, 7:30 A.M. Central, 8:30 A.M. Eastern

CALL PARTICIPANTS

Executives

Gary Thomas Clark

Vice President of Investor Relations

APA Corporation

John J. Christmann

CEO, President & Director

APA Corporation

Joseph C. Gatto

President, CEO & Director

Callon Petroleum Company

Stephen J. Riney

Executive VP & CFO

APA Corporation

Analysts

Arun Jayaram

JPMorgan Chase & Co,

Research Division

Charles Arthur Meade

Johnson Rice & Company,

L.L.C., Research Division

David Adam Deckelbaum

TD Cowen, Research Division

Douglas George Blyth Leggate

BofA Securities, Research Division

Kevin Moreland MacCurdy

Pickering Energy Partners Insights

Leo Paul Mariani

ROTH MKM Partners,

LLC, Research Division

Neal David Dingmann

Truist Securities, Inc.,

Research Division

Robert Alan Brackett

Sanford C. Bernstein & Co.,

LLC., Research Division

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the APA Corporation’s acquisition of Callon Petroleum Conference Call. [Operator Instructions] Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to your speaker today, Gary Clark, Vice President of Investor Relations. Please go ahead.

Gary Thomas Clark

Vice President of Investor Relations

Thank you for joining us for a special APA Corporation investor call to discuss the details of the transaction we announced earlier this morning. I am pleased to be joined by APA’s CEO and President, John Christmann; as well as Callon CEO and President, Joe Gatto. In a moment, I will turn the call over to John and then Joe to share their thoughts on this morning’s announcement, following which, we will move to Q&A.

In conjunction with the press release issued earlier this morning, we posted a slide deck with additional details of the transaction. This can be found on our Investor Relations website at investor.apacorp.com.

Please note that on this call, we may discuss certain non-GAAP financial measures. A reconciliation of the differences between these non-GAAP financial measures and the most directly comparable GAAP financial measures can be found in the supplemental information provided on our website. I’d like to remind everyone that today’s discussion may contain forward-looking estimates and assumptions on our current views and reasonable expectations. However, a number of factors may cause actual results to differ materially from what we discuss today. A full disclaimer is located with the investor deck on our website. Finally, given the time constraint and special purpose of this call, we ask that you limit your questions specifically to this transaction.

And with that, I’ll turn the call over to John.

John J. Christmann

CEO, President & Director

Good morning, and thank you for joining us. I am pleased to announce that APA Corporation has entered into a definitive agreement to acquire Callon Petroleum Company, an independent exploration and production company, focused exclusively in the Permian Basin. This is a strategic transaction for APA that aligns with our broader efforts to build and grow a differentiated portfolio of high-quality assets.

APA’s strategy is to deliver low single-digit growth on an organic basis, while generating strong shareholder turns. We opportunistically use inorganic activities to build scale in core areas. The acquisition of Callon is a stock-for-stock deal. And while absolute share values may be depressed across the entire industry, this is a great transaction on a relative value basis for both APA and Callon shareholders. The deal is accretive on all key metrics and is relatively neutral on a leverage basis.

APA has a rigorous process for evaluating potential transactions, and Callon fulfills our key criteria. Specifically, today’s transaction will increase APA’s scale and deepen its opportunity set in the Permian. The combination of Callon’s Delaware-focused footprint with APA’s Midland-focused footprint results in a very balanced exposure between two of the world’s most important oil-producing basins. Callon’s position of 145,000 net Delaware and Midland Basin acres adds high-quality, short-cycle, oil-weighted development inventory and will increase APA’s combined acreage position in these two basins by more than 50%.

Further, the transaction is accretive to key financial metrics and will unlock value for both APA and Callon shareholders as we realize synergies and accelerate our ability to return cash to shareholders under our existing capital return framework. With the addition of Callon to the APA portfolio, our pro forma production will be more than 500,000 barrels of oil equivalent per day and pro forma enterprise value in excess of $21 billion. This deal and its attractiveness to shareholders of both companies is a testament to Callon’s strategy, people and hard work. Over the last few years, they have built a strong position in one of the world’s most important hydrocarbon basins.

With that, I would like to turn it over to Joe for his thoughts.

Joseph C. Gatto

President, CEO & Director

Thank you, John. We couldn’t be more excited about this transaction, which we believe represents the best path forward for Callon, unlocking significant value for our shareholders and enhancing our ability to succeed across industry cycles. Like Apache, Callon has a long history in the oil and gas business dating back to the 1950s. We know Apache will be good steward for the Callon name and the assets that we’ve built over the last 70-plus years.

Over the past several years, we focused on strategically building a leading Permian position across the Delaware and Midland Basins, integrating high-quality assets into our business and extending our runway of high-return, long lateral development locations. This position has largely benefited from our life-of-field co-development model, which we believe is a true differentiator from our peers. As we evolve the approach over the last few years, it has allowed our well productivity to trend counter to industry.

In tandem with scaling our position in the Permian, we’ve prioritized free cash flow driving down our cost structure, reducing absolute debt and returning capital to shareholders. Over recent quarters, Callon has materially strengthened its balance sheet and implemented a meaningful cash return program for our shareholder base. Ultimately, in the rapidly consolidating energy industry with competitors of increasing size, we believe this combination with Apache is the natural next step in the evolution of Callon, immediately unlocking significant opportunities for our company that otherwise would not have been possible in the near term. Apache’s pro forma footprint in the Permian will create opportunities to capture meaningful operating synergies. The value of the Callon asset base will be enhanced within Apache by their proven Permian expertise and flexibility for increased capital allocation and ongoing delineation and optimization efforts.

For our shareholders, they will benefit from an improved cost of capital and an enhanced shareholder return program. Further, we’ll now have not only exposure to high-quality Permian operation, but also exposure to world-class conventional assets and exploration upside. Apache has a leadership, diversity of assets, Permian scope and scale and financial resources to deliver differentiated value to our shareholders from this transaction.

Before I turn the call back to the operator, I’d be remiss to not highlight the dedication of the talented Callon employee base. Our success to date and this combination is a testament to their hard work that has allowed us to build such a strong market position, all while doing this in a safe and efficient manner.

With that, I’ll turn the call over to the operator for Q&A.

John J. Christmann

CEO, President & Director

Before we do that, thank you, Joe. We are looking forward to working with you and your teams in the coming weeks as we move towards close. To recap, I’m very excited about today’s announcement.

Callon’s impressive Permian position will be a great add to the overall APA portfolio. We look forward to assimilating the assets after closing and getting to work to drive value for both APA and Callon shareholders.

At this time, I will turn the call back over to the operator for questions.

Question and Answer

Operator

Thank you. As a reminder, to ask a question, you’ll need to press star-one-one on your telephone. To withdraw your question, please press star-one-one again. Please wait for your name to be announced. We ask that you limit yourself to one question and one follow-up. One moment for our first question. Our first question comes from the line of Neal Dingmann with Truist Securities. Your line is now open.

Neal David Dingmann

Truist Securities, Inc., Research Division

Morning, thanks for the time. Congrats on the signing. My question, John, you’ve been running just — I guess, my simple question is, kind of, is, in your opinion, will 1 plus 1 equal 3 on this? Callon has been running about 5 rigs. You’ve been running around 7 rigs. I’m just wondering, post — is it too early to tell post this deal, how many rigs you think might be running?

John J. Christmann

CEO, President & Director

Yes. At this point, Neil. The good news is that their program is — competes for capital. And so we envision continuing those right now. We’ll continue ours. They’ll continue theirs. Obviously, we get past close, we’ll look at that, but we like what they’re doing, and we like the opportunity set that it brings to the combined company.

Neal David Dingmann

Truist Securities, Inc., Research Division

And one last one if I could, John, was this a marketed deal or how did this deal come to be?

John J. Christmann

CEO, President & Director

I won’t get into those details. Those will all come out later.

Neal David Dingmann

Truist Securities, Inc., Research Division

Thank you.

John J. Christmann

CEO, President & Director

You bet.

Operator

Thank you. One moment for our next question, please. Our next question comes from the line of Neil — of Doug Leggate with Bank of America. Your line is now open.

Douglas George Blyth Leggate

BofA Securities, Research Division

I can be Neil. Greetings from Scotland, John. I am finishing off my New Year’s vacation here, so happy new year, everybody.

John J. Christmann

CEO, President & Director

Happy New Year.

Douglas George Blyth Leggate

BofA Securities, Research Division

I’ve got two questions. First of all, two related questions, I guess. Inventory depth that you see in the combined portfolio, if you could give us some idea. I know you haven’t defined activity levels, but how do you see the running room or the inventory depth in the combined portfolio? And my related question is, let’s assume — I’m just going to throw a number out there that you thought it was 10 years, how do we think about the synergies? You seem to have — you’ve come out with the number of $150 million. I’m assuming there’s some risking to that. And what I’m really trying to figure out is, if I put a 10-year number on that on an after-tax basis, you could make the case that it’s 1/3 of the value or the equity value of the deal is just synergies. So I’m trying to reconcile those two things and we do that on the value of the synergies.

John J. Christmann

CEO, President & Director

Well, Doug, first of all, thanks for the question. And, you know, we don’t typically talk about location counts, and—when we talk about our inventory. But I think the important thing here is we’re adding scale in two ways, both in the inventory and with the activity. And, you know, the important thing, too, is we’ll be maintaining the inventory duration that we see on our existing. So it is additive. We see a lot of future potential and I think what you’re getting at in terms of when you look at the synergies and you look at the overall transaction, I think you’re getting at the relative value we see. So we do see great value in this transaction.

Douglas George Blyth Leggate

BofA Securities, Research Division

Would it be wrong to talk about a decade of running on nothing else with what Steve has typically referred to when we asked that question about the overall Apache portfolio?

John J. Christmann

CEO, President & Director

Yes. We’ve always said comfortably to the end of this decade with the types of the wells we’re drilling, we see similar duration in the Callon assets.

Douglas George Blyth Leggate

BofA Securities, Research Division

Great stuff, thanks again, guys, and congrats on getting a deal done in this market.

John J. Christmann

CEO, President & Director

Thank you.

Operator

One moment for our next question, please. Our next question comes from the line of Charles Meade with Johnson Rice. Your line is now open.

Charles Arthur Meade

Johnson Rice & Company, L.L.C., Research Division

Good morning, John. I want to follow up on — I’d like to follow up on Doug’s question about inventory to go in a slightly different direction. Can you give us a sense of how many undeveloped locations do you think you’re acquiring in the Delaware here and how they slot in with your existing — or how they slot in versus your existing Delaware inventory?

John J. Christmann

CEO, President & Director

I would just say, Charles, we take a conservative view on inventory as always. And when we look at this, we think there’s similar duration at the pace they’re at to what we currently have. I’ll also say there’s a lot of potential in both their asset base and our asset base for future location adds as we typically do every year. So we see a lot of potential there.

Charles Arthur Meade

Johnson Rice & Company, L.L.C., Research Division

Got it. And then a follow-up. Can you give us some color on how — one of the challenges with —or, not a challenge—it’s a good thing with Apache right now, but you guys have a big asset in Suriname that’s not producing near-term cash flows, but there’s no question it’s worth a lot of money. How did you and the Board weigh that on — when you’re considering trading your shares, which have — using your shares, which have all this upside that’s not contributing in the next, call it, ‘24, ‘25 to acquire these near-term short-cycle Permian assets?

John J. Christmann

CEO, President & Director

Yes. I mean I think you just got to step back and look at the true valuation of the companies. And we see really, really good relative value here. We know we’ve got long-term value as well, but we see very attractive relative value in the Callon shares.

Operator

One moment for our next question, please. Our next question comes from the line of Bob Brackett with Bernstein Research. Your line is now open.

Robert Alan Brackett

Sanford C. Bernstein & Co., LLC., Research Division

Good morning, all. I had a question that I think I know the answer to in terms of is this deal additive? Or is it substitutive, i.e., was part of the strategic goal to have less international barrels, as a percent?

John J. Christmann

CEO, President & Director

Bob, when we look at this, clearly, if you step back, we’ve always said a good solid E&P should grow at low single-digit rates organically and we look to use inorganic activity from time to time to build scale in key core areas. I think this is an opportunity to add an asset base that attracts the capital within the APA portfolio. It builds scale in our Permian. It really builds out the Delaware, which we’ve got strong presence in the Midland Basin. It’s going to let us leverage our technology and it’s value accretive on all metrics.

So, no design there in terms of mix. We believe in a diversified portfolio, but you don’t have many opportunities to add something of this quality in a core area like this. And so, it’s very attractive.

Robert Alan Brackett

Sanford C. Bernstein & Co., LLC., Research Division

Very clear, thanks.

Operator

One moment for your next question, please. Our next question comes from the line of David Dickelbaum with TD Cowen. Your line is now open.

David Adam Deckelbaum

TD Cowen, Research Division

Congrats, John and Joe. Thanks for taking the questions this morning.

John J. Christmann

CEO, President & Director

You bet.

David Adam Deckelbaum

TD Cowen, Research Division

I was just curious, it sounds like, obviously, leverage neutral here is accretive to free cash per share. Curious, you guys talked about using term loans to assume some of Callon’s debt. Is there an intention to run a sales process on any noncore assets to try to pay down this debt faster?

John J. Christmann

CEO, President & Director

I’d say we always look for opportunities to accelerate value. And, should we sell any assets, those proceeds would obviously probably go to debt reduction. But nothing to find at this point or set out.

David Adam Deckelbaum

TD Cowen, Research Division

Appreciate that. And just a follow-up and maybe a little bit more on Bob’s question. It sounds like this deal was really just a one-off opportunity to be accretive across the Board, not necessarily an intention to enhance the scale in the Delaware or the Permian longer term through a variety of other deals or other methods, I guess, relative to the rest of your portfolio?

John J. Christmann

CEO, President & Director

No. I mean, I think it fit all the criteria. I mean, you always look for areas where we have scale to add more scale. I think we see a lot of potential in the synergies, and we do like adding inventory in the Permian, specifically the Delaware. So it’s—it just kind of fit all the criteria and checks all the boxes. And when you look at that and you look at the relative valuation, I think it’s going to be very beneficial for both sets of shareholders.

David Adam Deckelbaum

TD Cowen, Research Division

Absolutely. Congrats again, thanks.

Operator

One moment question, please. Our next question comes from the line of Arun Jayaram with JPMorgan.

Arun Jayaram

JPMorgan Chase & Co, Research Division

John, I want to talk a little bit about the Delaware. We did some analysis and it shows that APA’s well productivity has trended quite a bit better than CPE over the last couple of years. I was wondering if you think that reflects overall acreage quality? Or do you see opportunities for self-help on the CPE properties to move them towards the productivity we see in APA’s overall program in the Delaware?

John J. Christmann

CEO, President & Director

Arun, it’s a great question. I would say, number one, Callon has been making great progress. But when we look at the acreage, we see good— really, really good quality rock and we think we can bring something to the table there. I think they’ve been on a good path, and I think we will see really good results with this inventory.

Arun Jayaram

JPMorgan Chase & Co, Research Division

Understood. Understood. And maybe one for Steve. Any thoughts, Steve, on pro forma free cash flow, if you assume the pro forma for 2024, assuming synergy capture?

Stephen J. Riney

Executive VP & CFO

Yeah, Arun, I think let’s leave that for a future conversation. We’ll talk about APA’s ‘24 outlook in February. And I think that, as John alluded to earlier, we’ll talk a little bit more about this as we get to closing.

Arun Jayaram

JPMorgan Chase & Co, Research Division

Fair enough, thanks a lot, gentlemen.

Operator

One moment for our next question, please. Our next question comes from the line of Kevin MacCurdy with Pickering Energy Partners. Your line is now open.

Kevin Moreland MacCurdy

Pickering Energy Partners Insights

I wanted to ask a little bit about the synergies. The presentation mentions $55 million of operational synergies. I wonder if you can expand on the plan for that and what the split is between OpEx and well costs.

John J. Christmann

CEO, President & Director

Yes. We’ll get into more details post close on some of that, we’ll come back with some time lines. But I think just scale in general with the fit of the — our footprint and their footprint, there will be a lot we can do. And we put those — the synergies in three buckets, funds overhead which is driven by a larger company and scale; two cost of capital; and three, is going to be on the operational side. But there’s a lot of stuff we see there and we’ll be able to integrate the assets.

Kevin Moreland MacCurdy

Pickering Energy Partners Insights

Great. And any planned asset sales that could result from the deal?

John J. Christmann

CEO, President & Director

At this point, nothing planned or factored in. But as I said a few minutes ago, we’re always open to accelerating value or creating value.

Kevin Moreland MacCurdy

Pickering Energy Partners Insights

Thank you.

Operator

One moment for our next question, please. Next question comes from Leo Mariani with Roth MKM. Your line is now open.

Leo Paul Mariani

ROTH MKM Partners, LLC, Research Division

Just to kind of ask quickly about the CPE asset base. It looks like the production is around 101, 102 thousand barrels a day. How do you see that production trending with kind of the 5 rigs there? Is 5 rigs enough to kind of keep that asset base flat? You guys have sort of said that you want to grow the overall APA low single digits. Do you see growth on the CPE side? Or is that kind of more flattish? Just any help you could give on the trajectory of that production.

John J. Christmann

CEO, President & Director

No. We see good quality inventory, good quality uplifts. I mean I think you can see what we’ve been doing with 6 to 7 rigs on our Permian portfolio. We kind of see continued trajectory as we look across this. So obviously, post close, you integrate everything, and come back with a plan. But they’re very attractive, lots of locations and good duration. So we see lots of benefit.

Leo Paul Mariani

ROTH MKM Partners, LLC, Research Division

Okay. And then just a question here on the synergies. You guys have obviously detailed these at a handful of buckets. Just trying to get a sense, I mean, do you see some of these synergies happening in the second half of ‘24, perhaps on the G&A side or on kind of the operational LOE workover side and then it maybe sounds like in the slide deck that the debt replacement might take a little bit longer? Just trying to get any high-level thoughts on sort of some of the timeline for synergy realization.

John J. Christmann

CEO, President & Director

Yes. I mean I think it takes time, right? Some of them start happening pretty quickly after close, and then some of them take several quarters to kind of work in as you integrate. So — but we’ll map out a time line post close on those things and make sure we hit those marks.

Stephen J. Riney

Executive VP & CFO

And Leo, to be clear, the debt replacement should occur at or certainly shortly after closing.

Operator

Thank you. At this time, I’d like to hand the conference back over to Mr. Christmann for closing remarks.

John J. Christmann

CEO, President & Director

Well, thank you. As I said, we’re very excited about this transaction. I want to give a lot of credit to Joe and the Callon employees for really putting together a great portfolio, and we look forward to getting closed and then integrating these assets and driving value for both APA and Callon shareholders. So thank you very much for dialing in and listening in this morning.

Operator

This concludes today’s conference call. Thank you for your participation. You may now disconnect. Everyone, have a wonderful day.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between APA and Callon and contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “might,”

“plan,” “potential,” “possibly,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “prospect,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. All such forward-looking statements are based upon current plans, estimates, expectations, and ambitions that are subject to risks, uncertainties, and assumptions, many of which are beyond the control of APA and Callon, that could cause actual results to differ materially from those expressed or forecast in such forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the risk that the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not obtained or is obtained subject to conditions that are not anticipated by APA and Callon; uncertainties as to whether the potential transaction will be consummated on the expected time period or at all, or if consummated, will achieve its anticipated benefits and projected synergies within the expected time period or at all; APA’s ability to integrate Callon’s operations in a successful manner and in the expected time period; the occurrence of any event, change, or other circumstance that could give rise to the termination of the transaction, including receipt a competing acquisition proposal; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory, and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against APA and Callon or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency, or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of APA or Callon and their respective management teams and potential difficulties in Callon’s ability to retain employees as a result of the transaction; negative effects of this announcement and the pendency or completion of the proposed acquisition on the market price of APA’s or Callon’s common stock and/or operating results; rating agency actions and APA’s and Callon’s ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political, or regulatory conditions outside of APA’s or Callon’s control; legislative, regulatory, and economic developments targeting public companies in the oil and gas industry; and the risks described in APA’s and Callon’s respective periodic and other filings with the U.S. Securities and Exchange Commission (“SEC”), including their most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither APA nor Callon undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, APA intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of APA and Callon and that also constitutes a prospectus of APA common stock. Each of APA and Callon may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that APA or Callon may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of APA and Callon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about APA, Callon, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by APA will be available free of charge on APA’s website at https://investor.apacorp.com. Copies of the documents filed with the SEC by Callon will be available free of charge on Callon’s website at https://callon.com/investors.

Participants in the Solicitation

APA, Callon, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of APA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in APA’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2023, and APA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Information about the directors and executive officers of Callon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Callon’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2023, and Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from APA or Callon using the sources indicated above.